L'ORÉAL

06011759

RECEIVED
2006 MAR 21 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

17th March, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

L'Oréal News Realeases published 16th and 17th March, 2006.

Very truly yours,

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

The International Financial Information Director

Jean-Régis CAROF

L'ORÉAL

ANNUAL SHAREHOLDERS' MEETING

2005 dividend: €1, up +22%

Renewal of the tenure of directors

Mr Jean Paul Agon proposed as director

The L'Oréal Board of Directors, under the chairmanship of Sir Lindsay Owen-Jones, met on Thursday March 16th 2006 to decide on the resolutions to be submitted to the Ordinary and Extraordinary Annual General Meeting of April 25th 2006.

The Board of Directors will propose a dividend for 2005 of €1 per share, up +22%. The payment date will be May 10th 2006.

The Annual Shareholders' Meeting will decide on the renewal of the tenure of Lindsay Owen-Jones, in addition to Mr Francisco Castañer Basco, Mr Xavier Fontanet, Mr Marc Ladreit de Lacharrière and Mr Franck Riboud as directors.
The Board will propose the appointment of Mr Jean Paul Agon as director.

Mr Jean Louis Dumas has decided not to request the renewal of his tenure as director. The Board expressed its gratitude for his involvement in the work of the Board and for the quality of his contribution.

The information and notices to attend the Shareholders' Meeting, as well as the other documents required for this Meeting, will be published or sent to Shareholders shortly.

Contacts at L'ORÉAL (**Standard**: + 33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

L'ORÉAL

L'OREAL TO MAKE A £652 MILLION RECOMMENDED CASH OFFER FOR THE BODY SHOP INTERNATIONAL PLC

- A partnership that makes perfect sense
- A commitment to respect The Body Shop's strong values
- The Body Shop to be maintained as a standalone entity with continuity in management
- A cash offer of 300 pence per share (34.2% premium over the share price on February 21, 2006)

Paris, March 17th 2006 – L'Oréal, the world's leading cosmetics company, has reached agreement with the board of The Body Shop International plc ("The Body Shop") on the terms of a recommended cash offer to acquire the entire issued share capital of The Body Shop. The offer, at 300 pence per share, values The Body Shop's issued share capital at approximately £652 million.

This offer represents a premium of 34.2% to The Body Shop's closing mid market price of 223.5 pence per share on 21 February 2006, the last day prior to speculation of a possible bid for The Body Shop, and 31.5% over The Body Shop's average share price of 228.2 pence per share for the six months up to and including 21 February 2006.

Listed on the London Stock Exchange, The Body Shop is a successful cosmetics brand with strong growth potential, with 2,085 dedicated retail outlets in 54 countries. The Body Shop posted revenue of £419 million and retail sales in excess of £700 million in the year ending 26 February 2005. The Body Shop has acquired a strong reputation as a naturally-oriented brand with expertise in retail and deeply-rooted values.

L'Oréal's worldwide perspective would complement The Body Shop's distribution expertise, and The Body Shop would gain access to L'Oréal's research and development and marketing know-how to enhance The Body Shop's product offering. L'Oréal's overall objective is to increase The Body Shop's growth. The acquisition of The Body Shop would broaden L'Oréal's existing portfolio, adding a complementary brand with a strong identity and values. L'Oréal is committed to preserving and upholding those values.

L'Oréal would develop The Body Shop brand as a standalone entity within the L'Oréal Group and The Body Shop's dedicated retail network would continue to sell only The Body Shop-branded products. L'Oréal's other brands would continue to be marketed through their existing distribution channels. L'Oréal wishes to continue to work with The Body Shop's existing management team, reporting directly to CEO-Designate, Jean-Paul Agon. The Body Shop's strong relations with employees, franchisees, The Body Shop At Home consultants and suppliers would be maintained.

Dame Anita Roddick will remain in her current role as a consultant to The Body Shop. In

addition, Dame Anita Roddick has accepted L'Oréal's invitation to become a consultant to L'Oréal to share her unique experience in Community Trade.

L'Oréal has received irrevocable undertakings to accept the offer from Dame Anita Roddick and Mr Gordon Roddick as well as from the other directors of The Body Shop. In addition, L'Oréal has been granted a cal option that gives it the ability to require that the shares in which Mr Ian McGlinn is interested be tendered into the offer. These undertakings and the call option account together for approximately 42.6% of The Body Shop's total issued share capital.

L'Oréal expects that the acquisition of The Body Shop would be EPS neutral in the financial year to 31 December 2006, and EPS accretive thereafter.

The offer is conditional upon receiving the required regulatory clearances.

Sir Lindsay Owen-Jones, chairman and CEO of L'Oréal, commented:

"We have always had great respect for The Body Shop's success and for its strong identity and values created by its outstanding founder, Dame Anita Roddick. A partnership between our companies makes perfect sense. Combining L'Oréal's expertise and knowledge of international markets with The Body Shop's distinct culture and values will benefit both companies. We are delighted that The Body Shop's board has agreed to unanimously recommend our offer to the Company's shareholders. We look forward to working together with The Body Shop's management, employees and franchisees to fulfil The Body Shop's independent potential as part of the L'Oréal family."

Commenting on the Offer, Mr Adrian Bellamy, Chairman of The Body Shop, said:

"For the shareholders L'Oréal's offer is a significant premium to the share price and I believe provides an opportunity for them to realise fully now the prospects for the group on a stand alone basis. For the other stakeholders this combination of our two great organisations - The Body Shop and L'Oréal - will provide significant strategic impetus to The Body Shop's growth plans for its three retail channels of stores, direct selling and e-commerce around the world. In just 30 years The Body Shop has grown into a substantial global branded retailer operating in 54 countries with great opportunities ahead. Furthermore, L'Oréal's significant strengths in the management and development of global brands, combined with our skills as a global retailer with strong values commitments will be a powerful combination, in the cosmetics and personal care market place with corresponding opportunities for our employees, franchisees and The Body Shop consultants."

Commenting on the Offer, Dame Anita Roddick, founder and non-executive director of The Body Shop, said:

"For both Gordon and I, this is without doubt the best 30th anniversary gift The Body Shop could have received. L'Oréal has displayed visionary leadership in wanting to be an authentic advocate and supporter of our values. They understand what a maverick The Body Shop was in the business world and how we helped change the language of business, incorporating the action of social change, especially in human rights, animal welfare, the environment and community trade. I am so proud of these achievements. I want to thank all those employees, consultants, franchisees, suppliers and NGO friends who helped shape our identity. I am confident that they will see being part of the L'Oréal family as a great opportunity for The Body Shop."

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Body Shop Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. This will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for L'Oréal and no one else in connection with the Offer and will not be responsible to anyone other than L'Oréal for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in connection with the Offer or any other matters referred to in this announcement.

The availability of the Offer to The Body Shop Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.

Unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Person receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction, the residents of which L'Oréal is advised to treat as Restricted Overseas Persons); the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws is available or unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

Forward Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the management of The Body Shop and L'Oréal and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on L'Oréal of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, other strategic options and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, and L'Oréal's ability to successfully integrate the operations and employees of The Body Shop, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither The Body Shop nor L'Oréal undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Contacts at L'ORÉAL (**Standard**: + 33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.